EXHIBIT 2

DURECT CORPORATION

AMENDMENT NO. 1 TO PREFERRED SHARES RIGHTS AGREEMENT

This Amendment No. 1 to Preferred Shares Rights Agreement (this “Amendment”) is entered into as of June 18, 2003 and amends the Preferred Shares Rights Agreement dated as of July 6, 2001 (the “Rights Agreement”) by and between DURECT Corporation, a Delaware corporation (the “Company”), and EquiServe Trust Company, N.A. as “Rights Agent”.

RECITALS

A.    The Company proposes to issue and sell to Morgan Stanley & Co. Incorporated (the “Initial Purchaser”) $50,000,000 principal amount of its 6.25% Convertible Notes due 2008 (the “Firm Securities”) to be issued pursuant to the provisions of an Indenture dated as of June 18, 2003 between the Company and The Bank of New York, as Trustee. The Company also proposes to issue and sell to the Initial Purchaser not more than an additional $10,000,000 principal amount of its 6.25% Convertible Notes due 2008 (the “Additional Securities”) if and to the extent that the Initial Purchaser shall have determined to exercise the right to purchase such 6.25% Convertible Notes due 2008 granted to the Initial Purchaser. The Firm Securities and the Additional Securities are hereinafter collectively referred to as the “Securities”. The Securities will be convertible into shares of common stock, par value $0.0001 per share, of the Company together with the rights (the “Rights”) evidenced by such common stock to the extent provided in the Rights Agreement (the “Underlying Securities”).

B.    In connection with the sale of the Securities, the Company has prepared an offering memorandum (the “Memorandum”) including or incorporating by reference a description of the terms of the Securities and the Underlying Securities, the terms of the offering and a description of the Company.

C.    The Company has been advised by the Initial Purchaser that the Initial Purchaser proposes to resell the Securities to “qualified institutional buyers,” as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Rule 144A under the Securities Act. Such resale of the Securities will be effectuated in accordance with the procedures set forth under the heading “Plan of Distribution” in the Memorandum.

D.    Section 27 of the Rights Agreement provides that, prior to the Distribution Date (as defined in the Rights Agreement), the Company may supplement or amend the Rights Agreement in any respect without the approval of any holders of Rights.

E.    The Rights Agent has requested that the Company make certain amendments to the Rights Agreement in connection with the performance of its duties.

AMENDMENT

In consideration of the foregoing, the parties agree as follows:

1.    Amendment to Section 1(a) of the Rights Agreement.    The definition of “Acquiring Person” set forth in Section 1(a) of the Rights Agreement is hereby amended adding the following new paragraph to the end of Section 1(a):

“Notwithstanding anything in this Agreement that might otherwise be deemed to the contrary, neither Morgan Stanley & Co. Incorporated (the “Initial Purchaser”) nor any of such party’s Affiliates or Associates shall be deemed to be an Acquiring Person solely by reason of the acquisition by the Initial Purchaser of $50,000,000 principal amount of the Company’s 6.25% Convertible Notes Due 2008 (the “Firm Securities”) and, to the extent applicable, the acquisition by the Initial Purchaser of an additional $10,000,000 principal amount of the Company’s 6.25% Convertible Notes Due 2008 (the “Additional Securities” and, the Additional Securities together with the Firm Securities, the “Securities”), for the purpose of distributing such Securities in accordance with the procedures set forth under the heading “Plan of Distribution” in the offering memorandum prepared by the Company in connection with the sale of the Securities. Immediately upon the completion of such planned distribution of Securities, the exemption contemplated by this paragraph shall automatically terminate without any action required on the part of the Company or the Initial Purchaser or any other party.”

2.    Amendment to Section 21 of the Rights Agreement.    The following sentence is hereby inserted immediately following the second sentence of Section 21:

“In the event the transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to have been removed by the Company and the Rights Agent shall have no further notice obligations pursuant to this Section 21.”

3.    Addition of Section 35 to the Rights Agreement.    The following Section 35 is hereby inserted immediately following Section 34:

“Notwithstanding anything to the contrary contained herein, Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.”

4.    Governing Law.    This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with laws of such State applicable to contracts to be made and performed entirely within such State.

5.    Effect of Amendment.    Except as expressly provided herein, the Rights Agreement shall be and remain in full force and effect.

6.    Counterparts.    This Amendment may be executed in any number of counterparts, each of which shall be an original and all such counterparts shall together constitute one and the same instrument.

7.    Fax Transmission.    A facsimile, telecopy or other reproduction of this Amendment may be executed by one or more parties hereto, and an executed copy of this Amendment may be delivered by one or more parties hereto by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute an original of the Amendment as well as any facsimile, telecopy or other reproduction thereof.

8.    Certification.    The undersigned officer of the Company, being an appropriate officer of the Company and authorized to do so by resolution of the Board of Directors of the Company duly adopted and approved at a meeting held June 11, 2003, hereby certifies to the Rights Agent that this amendment is in compliance with Section 27 of the Rights Agreement.

Terms used herein but not defined herein shall have the meaning set forth in the Rights Agreement.

The Company has caused this Amendment to be duly executed as of the date first written above.

DURECT CORPORATION

By:	/s/ JAMES E. BROWN
Name: James E. Brown
Title: President and Chief Executive Officer

EQUISERVE TRUST COMPANY, N.A.

By:	/s/ KATHERINE ANDERSON
Name: Katherine Anderson
Title: Managing Director

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